Exhibit 99.1

FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

Aurinia Pharmaceuticals Inc. (the "Company")
#1203-4464 Markham Street
Victoria, BC A1 V8Z 7X8

Item 2	Date of Material Change

March 13, 2017

Item 3	News Release

News releases were issued and disseminated by the Company through Business Wire on March 13, 14 and 20, 2017.

Item 4	Summary of Material Change

On March 13, 2017, the Company announced that it had commenced a registered underwritten public offering of its common shares (the “Offering”). On March 14, 2017, the Company announced the pricing of its Offering of 22,300,000 common shares at a public offering price of US$6.75 per share. Additionally, the Company granted the Underwriters (as defined below) an option exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase 3,345,000 additional common shares, for a period of up to 30 days (the “Option”). The Option was exercised in full.

Leerink Partners LLC and Cantor Fitzgerald & Co. (collectively, the “Underwriters”) acted as joint book-running managers for the Offering. The Offering closed on March 20, 2017. The gross offering proceeds to the Company from this Offering were approximately US$173.1 million, before deducting underwriting discounts and commissions and other estimated offering expenses.

Item 5	Full Description of Material Change

On March 13, 2017, the Company announced that it had commenced the Offering. On March 14, 2017, the Company announced the pricing of its Offering of 22,300,000 common shares at a public offering price of US$6.75 per share. Additionally, the Company granted the Underwriters the Option exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase 3,345,000 additional common shares, for a period of up to 30 days. The Option was exercised in full.

The Underwriters acted as joint book-running managers for the Offering. The Offering closed on March 20, 2017. The gross offering proceeds to the Company from this Offering were approximately US$173.1 million, before deducting underwriting discounts and commissions and other estimated offering expenses.

The Offering was unanimously approved by a Financing Committee of the board of directors who met on March 13, 2017. The general parameters for the Offering, as well as the appointment of the Financing Committee were unanimously approved by the board of directors on March 6, 2017 (with amendments to the maximum allowable size of the Offering being unanimously approved on March 13, 2017).

The Company intends to use the net proceeds of the Offering for research and development activities, including Phase 3 clinical trial activities for lupus nephritis, and working capital purposes.

The Offering was made pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the “SEC”) on November 5, 2015 (the “Registration Statement”), and the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated October 16, 2015. The prospectus supplements relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement) were filed with the securities commissions in the provinces of British Columbia, Alberta and Ontario in Canada, and with the SEC in the United States.

ILJIN SNT Co. Ltd. (“ILJIN”), an insider of the Company, participated in the Offering and purchased 5,185,185 common shares. The Offering could therefore be considered a related party transaction under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Offering is exempt from the formal valuation and majority of the minority requirements of MI 61-101 as ILJIN’s participation in the Offering was for an amount less than 25% of the Company’s market capitalization (as calculated pursuant to MI 61-101). As a result of the Offering, ILJIN (together with its affiliates) increased its ownership of the Company from 14.05% to 16.02%, on a non-diluted basis. There was no separate arrangement between the Company and ILJIN in respect of the Offering.

The Company is not aware of any prior valuations that have been made in the 24 months prior to the date of this material change report that relate to the Company or the Offering.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact:

Mr. Michael R. Martin, Chief Operating Officer
250-415-9713
mmartin@auriniapharma.com

Item 9	Date of Report

March 23, 2017